Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Angela Mokodean, Senior Counsel

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund

Registration Statement on Form N-2, File Nos. 333-219127 and 811-23270

Dear Ms. Mokodean:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 10:00 a.m., Eastern Time, on January 2, 2018 or as soon thereafter as practicable.

Very truly yours,

Blackstone /GSO Senior Floating Rate Term Fund

By:	/s/ Marisa J. Beeney
Name:	Marisa J. Beeney
Title:	Chief Compliance Officer, Chief Legal Officer and Secretary